Plus Therapeutics, Inc.

4200 Marathon Blvd., Suite 200

Austin, TX 78756

September 19, 2019

VIA EDGAR

Michael Fay

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plus Therapeutics, Inc.
Registration Statement on Form S-1
Filed February 1, 2019
File No. 333-229485

Dear Mr. Fay:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Plus Therapeutics, Inc., respectfully requests that the effective date of the Registration Statement on Form S‑1 referred to above be accelerated so that it will become effective at 12:00 P.M. Eastern Time on September 23, 2019, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Cheston J. Larson, Esq. of Latham & Watkins LLP at (858) 523-5435.  Thank you for your assistance and cooperation in this matter.

Very truly yours,

PLUS THERAPEUTICS, INC.

By:	/s/ Marc H. Hedrick, M.D.
Marc H. Hedrick, M.D.
President and Chief Executive Officer

cc:Cheston J. Larson, Esq., Latham & Watkins LLP

Christopher G. Geissinger, Esq., Latham & Watkins LLP